UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d 1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Chart Industries, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

16115Q 20 9

(CUSIP Number)

Sara D. Lipscomb	John B. Frank
Senior Vice President and General Counsel	Principal and General Counsel
Audax Group	Oaktree Capital Management, LLC
101 Huntington Avenue	333 South Grand Avenue, 28th Floor
Boston, Massachusetts 02199	Los Angeles, California 90071
(617) 859-1500	(213) 830-6300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Dennis M. Myers, P.C.

Kirkland & Ellis LLP

200 East Randolph Drive

Chicago, Illinois  60601

(312) 861 2110

October 17, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16115Q 20 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Audax Chart LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0

14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Audax Private Equity Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Audax Private Equity Business, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0

14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Audax Private Equity Business, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Audax Holdings I, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0

14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Audax Group, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) 101 Huntington Holdings, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0

14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Marc B. Wolpow

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Geoffrey S. Rehnert

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Audax Management Company, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0

14.	Type of Reporting Person (See Instructions)

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) OCM Principal Opportunities Fund II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Oaktree Capital Management, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0

14.	Type of Reporting Person (See Instructions) IA, OO

Introduction

This Amendment No. 4 supplements and amends the Schedule 13D previously filed with the Securities and Exchange Commission on September 25, 2003 (as amended by Amendment No. 1 filed on June 11, 2004, by Amendment No. 2 filed on October 6, 2004 and by Amendment No. 3 filed on August 8, 2005, the “Schedule 13D”), by Audax Chart LLC, Audax Private Equity Fund, L.P., Audax Private Equity Business, L.L.C., Audax Private Equity Business, L.P., Audax Holdings I, L.L.C., Audax Group, L.P., 101 Huntington Holdings, L.L.C., Marc B. Wolpow, Geoffrey S. Rehnert and Audax Management Company, LLC (collectively, the “Audax Reporting Persons”) and  OCM Principal Opportunities Fund II, L.P. and Oaktree Capital Management, LLC (collectively, the “Oaktree Reporting Persons” and together with the Audax Reporting Persons, the “Reporting Persons” ), relating to the common stock, par value $0.01 per share (the “Common Stock”), of Chart Industries, Inc. (the “Issuer”), a Delaware corporation.  Capitalized terms used and not defined in this Amendment No. 4 shall have the meanings set forth in the Schedule 13D.  Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported on the Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 is hereby amended to add the following at the end thereof:

On October 17, 2005, the Principal Stockholders, including Audax Chart LLC and OCM Principal Opportunities Fund II, L.P., sold their shares of Common Stock of the Issuer to the Merger Subsidiary pursuant to the terms of the Merger Agreement.   In connection therewith, the Investor Rights Agreement was also terminated.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated to read as follows:

(a)  and (b)   As of the close of business on  October 17, 2005, the Audax Reporting Persons beneficially owned zero shares of Common Stock of the Issuer and had the power to vote and dispose of zero shares of the Common Stock of the Issuer.

As of the close of business on  October 17, 2005, the Oaktree Reporting Persons beneficially owned zero shares of Common Stock of the Issuer and had the power to vote and dispose of zero shares of the Common Stock of the Issuer.

(c)   Audax Reporting Persons.  Audax Chart LLC sold its 1,032,992 shares of Common Stock to the Merger Subsidiary on October 17, 2005 for a price per share of $64.75, which represents a price per share of $65.74 minus the Company’s transaction expenses related to the Merger Agreement of $0.99 per share.

Oaktree Reporting Persons.  OCM Principal Opportunities Fund II, L.P. sold its 2,463,638 shares of Common Stock to the Merger Subsidiary on October 17, 2005 for a price per share of $64.75, which represents a price per share of $65.74 minus the Company’s transaction expenses related to the Merger Agreement of $0.99 per share.

(d)  Except as stated within this statement, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock of the Issuer reported by this statement.

(e)   As of October 17, 2005, the Audax Reporting Persons ceased to be the beneficial owners of more than five percent of the shares of the Issuer’s Common Stock.

As of October 17, 2005, the Oaktree Reporting Persons ceased to be the beneficial owners of more than five percent of the shares of the Issuer’s Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 is hereby amended to add the following at the end thereof: The Investor Rights Agreement was terminated effective October 17, 2005.

Item 7.	Material to Be Filed as Exhibits
Exhibit A A written agreement relating to the filing of the joint acquisition statement as required by Rule 13d 1(k)(1) under the Securities Exchange Act of 1934, as amended. *

* Previously filed as an exhibit to Schedule 13D filed by the Reporting Persons on September 25, 2003.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct, as of October 19, 2005.

Audax Chart LLC

By:	/s/ Richard T. Joseph
Name:	Richard T. Joseph
Title:	Authorized Signatory

Audax Private Equity Fund, L.P.

By: Audax Private Equity Business, L.L.C.
Its: General Partner

/s/ Richard T. Joseph
Name:	Richard T. Joseph
Title:	Authorized Signatory

Audax Private Equity Business, L.L.C.

By:	/s/ Richard T. Joseph
Name:	Richard T. Joseph
Title:	Authorized Signatory

Audax Private Equity Business, L.P.

By: Audax Holdings I, L.L.C.
Its: General Partner

By: Audax Group, L.P.
Its: Managing Member

By: 101 Huntington Holdings, L.L.C.
Its: General Partner

/s/ Richard T. Joseph
Name:	Richard T. Joseph
Title:	Authorized Signatory

Audax Holdings I, L.L.C.

By: Audax Group, L.P.
Its: Managing Member

By: 101 Huntington Holdings, L.L.C.
Its: General Partner

/s/ Richard T. Joseph
Name:	Richard T. Joseph
Title:	Authorized Signatory

Audax Group, L.P.

By: 101 Huntington Holdings, L.L.C.
Its: General Partner

/s/ Richard T. Joseph
Name:	Richard T. Joseph
Title:	Authorized Signatory

101 Huntington Holdings, L.L.C.

By:	/s/ Richard T. Joseph
Name:	Richard T. Joseph
Title:	Authorized Signatory

Marc B. Wolpow

/s/ Marc B. Wolpow

Geoffrey S. Rehnert

/s/ Geoffrey S. Rehnert

Audax Management Company, LLC

By: Audax Group, L.P.
Its: Managing Member

By: 101 Huntington Holdings, L.L.C.
Its: General Partner

/s/ Richard T. Joseph
Name:	Richard T. Joseph
Title:	Authorized Signatory

Oaktree Capital Management, LLC

By:	/s/ Michael P. Harmon
Name:	Michael P. Harmon
Title:	Managing Director

By:	/s/ Richard Ting
Name:	Richard Ting
Title:	Vice President, Legal

OCM Principal Opportunities Fund II, L.P.

By:	Oaktree Capital Management, LLC
Its:	General Partner

	By:	/s/ Michael P. Harmon
	Name:	Michael P. Harmon
	Title:	Managing Director

	By:	/s/ Richard Ting
	Name:	Richard Ting
	Title:	Vice President, Legal